NO ACT

PE
12-12-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09001012

Received SEC
JAN 07 2009
Washington, DC 20549

January 7, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-09

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Rd.
Atlanta, GA 30339

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

Dear Mr. Gottsegen:

This is in response to your letter dated December 12, 2008 concerning the shareholder proposal submitted to Home Depot by Kenneth Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 26 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 7, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated December 12, 2008

The proposal recommends that the board take the steps necessary to adopt cumulative voting.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(11) as substantially duplicative of a previously submitted proposal that will be included in Home Depot's 2009 proxy materials. In this regard, we note your representation that another proposal was previously submitted to Home Depot by another proponent. Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Matt S. McNair
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE HOME DEPOT • 2455 Paces Ferry Rd., • Atlanta, GA 30339

December 12, 2008

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Mr. Kenneth Steiner

Ladies and Gentlemen:

On behalf of The Home Depot, Inc. (the "Company"), the purpose of this letter is to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a shareholder proposal from the Company's proxy materials for its 2009 Annual Meeting of Shareholders (the "2009 Proxy Materials"). Mr. Kenneth Steiner (the "Proponent") submitted the proposal (the "Proposal"), which is, as subsequently revised, attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2009 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and Exhibits A and B. A copy of this letter, including Exhibits A and B, is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2009 Proxy Materials. The same is also being mailed on this date to Mr. John Chevedden, the Proponent's representative, as requested by the Proponent.

The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about April 10, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission.

The Proposal sets forth the following resolution:

> "RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting.

> Cumulative voting means that each shareholder may cast as many votes as equal to [the] number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others."

The Company intends to omit the Proposal from the 2009 Proxy Materials on the basis of Rule 14a-8(i)(11) and requests concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from the 2009 Proxy Materials.

Rule 14a-8(i)(11) states that a proposal may be omitted from the proxy if it is "substantially duplicative of a proposal previously submitted to the registrant by another proponent, which proposal will be included in the registrant's proxy materials for the meeting." The Staff has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." See Exchange Act Release No. 12999 (November 22, 1976). When a company receives two substantially duplicative proposals, the Staff has indicated that the company must include the first of the proposals in its proxy materials, unless the proposal may otherwise be excluded. See, e.g., Great Lakes Chemical Corp. (March 2, 1998), Pacific Gas & Electric Co. (January 6, 1994) and Atlantic Richfield Co. (January 11, 1982).

In considering whether proposals are substantially duplicative, the Staff has consistently taken the position that proposals do not have to be identical in their terms and scope to be considered substantially duplicative where the proposals have the same principal focus. If the proposals have the same principal focus, the Staff has permitted the omission of proposals which differ somewhat as to terms and scope. See General Motors Corporation (March 13, 2008), Ford Motor Company (February 29, 2008), International Paper Company (February 19, 2008), Time Warner Inc. (March 2, 2006) and Freeport-McMoRan Copper & Gold Inc. (February 22, 1999).

The Company received a proposal from another proponent, Mrs. Evelyn Y. Davis, on July 1, 2008, with respect to the Company's 2009 Annual Meeting of Shareholders. A copy of Mrs. Davis' proposal is enclosed herewith as Exhibit B (the "Prior Proposal"). The Prior Proposal sets forth the following resolution:

> "RESOLVED: 'That the stockholders of Home Depot, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate , or any two or more of them as he or she may see fit.'"

The Prior Proposal was submitted to the Company before the Proposal. As the Company received the Prior Proposal before the Proposal, the Company has committed to include the Prior Proposal in the 2009 Proxy Materials.

Although the wording of the Proposal and the Prior Proposal are not identical, it is clear that the principal focus of both the Proposal and the Prior Proposal are exactly the same, namely to recommend that the Company adopt cumulative voting in the election of directors. There is also no difference between the Proposal and the Prior Proposal as to both terms and scope. In fact, the Staff has, in the past, concurred with the view that a proposal may be excluded pursuant to Rule 14a-8(i)(11) as duplicative when faced with similar proposals to adopt cumulative voting. See Bell Atlantic Corporation (January 7, 1997), Trans World Corporation (February 8, 1982), Twentieth Century-Fox Film Corp. (February 10, 1981) and CBS, Inc. (January 31, 1978).

For the foregoing reasons, the Company believes that the Proposal substantially duplicates another proposal previously submitted to the Company by another proponent that will be included in the proxy materials for the same meeting. Therefore, the Proposal may be properly omitted from the Company's 2009 Proxy Materials on the basis of Rule 14a-8(i)(11).

Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2009 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent and his representative are requested to copy the undersigned on any response he may choose to make to the Staff.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of the first page and returning it in the enclosed envelope. If you have any questions with respect to this matter, please telephone me at (770) 384-2858. I may also be reached by fax at (770) 384-5842.

Very truly yours,

Jonathan M. Gottsegen
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group

Exhibit A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Francis S. Blake
Chairman
The Home Depot, Inc. (HD)
2455 Paces Ferry Rd
Atlanta GA 30339

Rule 14a-8 Proposal

Dear Mr. Blake,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner

10-9-08
Date

cc: Jack A. VanWoerkom
Corporate Secretary
PH: 770 433-8211
Fax: 770 384-2356
Wade Sheek <Wade_Sheek@homedepot.com>
Corporate Counsel

[HD: Rule 14a-8 Proposal, November 13, 2008]

3 – Cumulative Voting

RESOLVED: Cumulative Voting. Shareholders recommend that our Board take the steps necessary to adopt cumulative voting. Cumulative voting means that each shareholder may cast as many votes as equal to number of shares held, multiplied by the number of directors to be elected. A shareholder may cast all such cumulated votes for a single candidate or split votes between multiple candidates. Under cumulative voting shareholders can withhold votes from certain poor-performing nominees in order to cast multiple votes for others.

Statement of Kenneth Steiner

Cumulative voting won 54%-support at Aetna and greater than 51%-support at Alaska Air in 2005 and in 2008. It also received greater than 53%-support at General Motors (GM) in 2006 and in 2008. The Council of Institutional Investors www.cii.org recommended adoption of this proposal topic. CalPERS also recommend a yes-vote for proposals on this topic.

Cumulative voting allows a significant group of shareholders to elect a director of its choice – safeguarding minority shareholder interests and bringing independent perspectives to Board decisions. Cumulative voting also encourages management to maximize shareholder value by making it easier for a would-be acquirer to gain board representation. It is not necessarily intended that a would-be acquirer materialize, however that very possibility represents a powerful incentive for improved management of our company.

The merits of this Cumulative Voting proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. For instance in 2008 the following governance and performance issues were identified:

- Our directors also served on boards rated "D" by the Corporate Library:

Bonnie Guiton Hill	Yum! Brands (YUM)
Armando Codina	Merrill Lynch (MER)
Armando Codina	General Motors (GM)
Karen Katen	General Motors (GM)

- While Armando Codina and Karen Katen were on the GM board GM stock lost 90% of its value.
- Armando Codina was even on the Merrill Lynch executive pay committee as Merrill's Stanley O'Neal parachuted with $161 million after he acquired subprime assets that contributed to $40 billion in write-downs.
- Bonnie Guiton Hill, our Lead Director with further responsibility serving on our executive pay and nomination committee, was designated as "Accelerated Vesting" director by The Corporate Library. This was due to her involvement with speeding up stock option vesting to avoid recognizing the related cost.
- Bonnie Guiton Hill also received our highest withheld votes.
- Directors David Batchelder and Ari Bousbib had yet to acquire stock – Commitment concern.
- We had no shareholder right to:
  - Act by written consent.
  - An Independent Board Chairman
  - Cumulative voting.
- Our Directors still had a $1 million retirement gift program – Conflict of interest concern.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Cumulative Voting

Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Exhibit B

EVELYN Y. DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037
(202) 737-7755

CERTIFIED RETURN RECEIPT REQUESTED

July 1,2008

Fax 770-384-3264

Frank Blake, CEO
HOME DEPOT
Atlanta, Georgia

Dear Frank:

This is a formal notice to the management of HOME DEPOT that Mrs. Evelyn Y. Davis, who is the owner of 300 shares of common stock plans to introduce the following resolution at the forthcoming Annual Meeting of 2009. I ask that my name and address be printed in the proxy statement, together with the text of the resolution and reasons for its introduction. I also ask that the substance of the resolution be included in the notice of the meeting:

RESOLVED: "That the stockholders of Home Depot, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors, which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks."

"In addition, many corporations have adopted cumulative voting."

END

"If you AGREE, please mark your proxy FOR this resolution."

Sincerely,

Mrs. Evelyn Y. Davis

CC: SEC in D.C.

Frank: Please acknowledge receipt of this resolution. yourself
Do have a GREAT 4th of July holiday
EYD